February 26, 2020

Michael W. Metcalf
Chief Financial Officer
Powell Industries, Inc.
8550 Mosley Road
Houston, Texas 77075-1180

       Re: Powell Industries, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2019
           Filed December 5, 2019
           File No. 001-12488

Dear Mr. Metcalf:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2019

Financial Statements
Notes to Consolidated Financial Statements
M. Geographic Information, page 52

1. Please revise to disclose your operating and reporting segments and provide all disclosures required by ASC 280-10-50. Your response should fully address your reporting structure regarding those executive positions that report to the CODM. In this regard, we note that you have multiple market sectors per page 42 and categories of revenue per page 18 including commercial and industrial revenues, public and private utilities revenues, and municipal and transit revenues.
N. Quarterly Information , page 53

2. During the fiscal years ended September 30, 2019 and 2018, the quarterly data shows significant fluctuations in operating results between the quarters. Specifically, there are
 Michael W. Metcalf
Powell Industries, Inc.
February 26, 2020
Page 2
         large variations in revenues, gross profit, and net income (loss). Please revise to add a discussion of any unusual or infrequently occurring items during each quarter, which may have contributed to the significant fluctuations in operating results. Refer to Item
         302(a)(3) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-
3379 with any questions.



FirstName LastNameMichael W. Metcalf                         Sincerely,
Comapany NamePowell Industries, Inc.
                                                             Division of
Corporation Finance
February 26, 2020 Page 2                                     Office of
Manufacturing
FirstName LastName